**OFFERING MEMORANDUM DATED AUGUST 25,
2021 PART II OF FORM C**

T Stamp Inc. (D/B/A Trust Stamp)



**3017 Bolling Way NE, Floors 1 and 2,
Atlanta, Georgia, 30305, USA
(404) 806-9906
www.truststamp.ai**

Up to $5,000,000 of Units, Each Consisting of 1 Share of Class A Common Stock and 1 Warrant to Purchase One Share of Class A Common Stock

Minimum Investment: $1,000

T Stamp Inc. (d/b/a Trust Stamp), a Delaware corporation ("Trust Stamp," the "Company," "we," or "us"), is offering up to $5,000,000 worth of "Units". Each Unit consists of 1 share of the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") and 1 Warrant to purchase 1 share of Class A Common Stock of the Company in in a future registered or exempt offering of the Company (each, a "Warrant"). The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"). The Company must reach its Target Amount of $100,000 by February 24, 2022, or else no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

Company Overview

In this Offering Memorandum, the term "Trust Stamp", "we", "us", "our" or "the Company" refers to T Stamp Inc. d/b/a Trust Stamp, as well as its operating subsidiaries on a consolidated basis, through which certain aspects of Trust Stamp's operations are conducted. The term "Offering" refers to the offering of Units pursuant to Regulation Crowdfunding by T Stamp Inc.

Trust Stamp develops proprietary artificial intelligence powered solutions; researching and leveraging biometric science, cryptography, and data mining to deliver insightful identity & trust predictions while identifying and defending against fraudulent identity attacks. We utilize the cutting-edge power and agility of technologies such as GPU processing and neural networks to process data faster and more effectively than has ever previously been possible, as well as deliver results at a disruptively low cost for usage across multiple industries, including:

- Banking/FinTech
- Humanitarian and Development Services
- Biometrically Secured Email
- KYC/AML Compliance
- Law Enforcement
- P2P Transactions, Social Media, and Sharing Economy
- Real Estate

Our Industry

Trust Stamp considers itself to be in the identity authentication market which is primarily comprised of biometric authentication providers. Trust Stamp's key sub-markets are:
- identity authentication for the purpose of account opening;
- access and fraud detection; and
- the creation of tokenized identities to facilitate financial & societal inclusion.

We believe the market potential for our services is significant, due to growing prevalence of biometrics being utilized in payment transactions, increasing annual online payment fraud losses, and the presence of large populations that continue to be underbanked and who lack access to basic financial services.

Competition

While we can work with any identity data from any source, our primary market target is the biometric service industry which is growing exponentially while being threatened by a consumer, media, and legislative backlash against storing biometric data. The IT^2 can potentially be overlaid on any biometric or other identity data provider.

In general, we compete for customer budget with any company in the identity authentication industry. Major competitors in this space include companies such as NEXT Biometrics, Gemalto, IDEMIA, Synaptics, Cognitec, Jumio, Onfido, Innovatrics, Suprema, FaceTec, Rank One Computing, Acuant and Mitek. However, we believe that, due to the uniqueness of our technology solution, the Company does not at this time have any direct competitors for the core IT2 hashing solutions upon which the growth in our business plan is focused.

Our Strengths and Growth Strategy

The commercial advantage of our solution is our ability to work across providers and modalities and we continue to pursue a first-mover advantage including our global-scale-partnership which is achieving a network-effect in the global Humanitarian and Development market. We believe that this combination will make it unattractive for a potential competitor to replicate the 5-years and multi-million dollars that we have already expended to try and circumvent our multiple (and continuing) patent filings and/or offer a parallel product based upon a different technology.

We believe that given sufficient time and resources, we can augment any biometric modalities including face, hand, iris, voice, gait, and behavior together with any other identifying data which places us in a unique position versus providers of (often single modality) biometric services.

We are unaware of any other provider being able to offer or support a proliferation of authentication modalities in this fashion, and therefore, we believe we there are no other companies that directly compete with us in this space. If our go-to-market strategy is successful, biometric service providers can be a channel distributer, and not necessarily a competitor.

Our business plan calls for our capturing a small fraction of one percent (1%) of the projected expenditure for biometric authentication services. Our strategy in this respect is to:

1) Expand the scope and range of services that we provide to and through our existing clients
2) Continue to add significant new clients for our current and future services
3) Offer our services via channel partners with substantial distribution networks
4) Offer our technology on a "low code" basis, providing access via an orchestration layer and/or open-APIs to enable implementation by a broader range of clients
5) The addition of alternate authentication tools including non-facial-biometric options and non-biometric knowledge and device-based tools facilitating two and multi-factor authentication
6) Offer our IT2 technology for use by other biometric and data services providers to protect and extend the usability of their data
7) Provide ready-to-use / customizable platforms that leverage our IT2 technology in specialized markets including:
   a. Cryptocurrencies and Virtual Financial Assets
   b. Closed-loop, single-purpose and other payment platforms and networks
   c. Medical record storage and certification

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We have a limited operating history upon which you can evaluate our performance and have not yet generated profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters. Our company was incorporated under the laws of the State of Delaware on April 11, 2016, and we have not yet generated profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We have historically operated at a loss, which has resulted in an accumulated deficit. For the fiscal year ended December 31, 2020, we incurred a net loss of $11,032,994. There can be no assurance that we will ever achieve profitability. Even if we do, there can be no assurance that we will be able to maintain or increase profitability on a quarterly or annual basis. Failure to do so would continue to have a material adverse effect on our accumulated deficit, would affect our cash flows, would affect our efforts to raise capital and is likely to result in a decline in our Class A Common Stock price.

The auditor included a "going concern" note in its audit report. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Our technology continues to be developed, and it is unlikely that we will ever develop our technology to a point at which no further development is required. Trust Stamp is developing complex technology that requires significant technical and regulatory expertise to develop, commercialize and update to meet evolving market and regulatory requirements. If we are unable to successfully develop and commercialize our technology and products, it will significantly affect our viability as a company.

If our security measures are breached or unauthorized access to individually identifiable biometric or other personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities. In the ordinary course of our business, we may collect and store sensitive data, including protected health information ("PHI"), personally identifiable information ("PII"), owned or controlled by ourselves or our customers, and other parties. We communicate sensitive data, including patient data, electronically, and through relationships with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of business-critical information, including research and development information, patient data, commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit, and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data. As a custodian of this data, Trust Stamp therefore inherits responsibilities related to this data, exposing itself to potential threats. Data breaches occur at all levels of corporate sophistication (including at companies with significantly greater resources and security measures than our own) and the resulting fallout stemming from these breaches can be costly, time-consuming, and damaging to a company's reputation. Further, data breaches need not occur from malicious attack or phishing only. Often, employee carelessness can result in sharing PII with a much wider audience than intended. Consequences of such data breaches could result in fines, litigation expenses, costs of implementing better systems, and the damage of negative publicity, all of which could have a material adverse effect on our business operations and financial condition.

We are subject to substantial governmental regulation relating to our technology and will continue to be for the lifetime of our Company. By virtue of handling sensitive PII and biometric data, we are subject to numerous statutes related to data privacy and additional legislation and regulation should be anticipated in every jurisdiction in which we operate. Examples of federal (US) and European statutes we could be subject to are:

- Health Insurance Portability and Accountability Act (HIPAA)

- Health Information Technology for Economic and Clinical Health Act (HITECH)

Any such access, breach, or other loss of information could result in legal claims or proceedings, liability under federal or state laws that protect the privacy of personal information under HIPAA and/or "HITECH". Notice of breaches must be made to affected individuals, the Secretary of the

Department of Health and Human Services ("HHS"), and for extensive breaches, notice may need to be made to the media or state attorneys general. Penalties for violations of these laws vary. For instance, penalties for failure to comply with a requirement of HIPAA and HITECH vary significantly, and include significant civil monetary penalties and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer or use identifiable health information for commercial advantage, personal gain, or malicious harm.

Further, various states, such as California, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California's patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and data we receive, use and share, potentially exposing us to additional expense, adverse publicity, and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as PII or PHI, along with increased customer demands for enhanced data security infrastructure, could greatly increase our cost of providing our services, decrease demand for our services, reduce our revenues and/or subject us to additional liabilities.

Compliance with U.S. and international data protection laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Moreover, complying with these various laws could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. We rely on our customers to obtain valid and appropriate consents from data subjects whose biometric samples and data we process on such customers' behalf. Given that we do not obtain direct consent from such data subjects and we do not audit our customers to ensure that they have obtained the necessary consents required by law, the failure of our customers to obtain consents that are in compliance with applicable law could result in our own non-compliance with privacy laws. Such failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals' privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition and results of operations.

We anticipate sustaining operating losses for the foreseeable future. It is anticipated that we will sustain operating losses into 2022 as we continue to expand our team, continue with research and development, and strive to gain customers for our technology and gain market share in our industry. Our ability to become profitable depends on our ability to expand our customer base, consisting of companies willing to license our technology. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

If our products do not achieve broad acceptance both domestically and internationally, we will not be able to achieve our anticipated level of growth. Our revenues are derived from licensing our identity authentication solutions. We cannot accurately predict the future growth rate or the size of the market for our technology. The expansion of the market for our solutions depends on a number of factors, such as

- the cost, performance and reliability of our solutions and the products and services offered by our competitors;
- customers' perceptions regarding the benefits of biometrics and other authentication solutions;
- public perceptions regarding the intrusiveness of these solutions and the manner in which organizations use biometric and other identity information collected;
- public perceptions regarding the confidentiality of private information;
- proposed or enacted legislation related to privacy of information
- customers' satisfaction with biometrics solutions; and
- marketing efforts and publicity regarding biometrics solutions.

Even if our technology gains wide market acceptance, our solutions may not adequately address market requirements and may not continue to gain market acceptance. If authentication solutions generally or our solutions specifically do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth and our revenues and results of operations would suffer.

We operate in a highly competitive industry that is dominated by multiple very large, well-capitalized market leaders and is constantly evolving. New entrants to the market, existing competitor actions, or other changes in market dynamics could adversely impact us. The level of competition in the identity authentication industry is high, with multiple exceptionally large, well-capitalized competitors holding a majority share of the market. Currently, we are not aware of any direct competitors of the Company able to offer our main technological offering which is non-PII tokenized identity authentication using a hash that is derived from biometric or other identifying data and capable of being probabilistically matched and deduplicated on both a 1:1 and 1:n basis. Nonetheless, many of the companies in the identity authentication market have longer operating histories, larger customer bases, significantly greater financial, technological, sales, marketing, and other resources than we do. At any point, these companies may decide to devote their resources to creating a competing technology solution which will impact our ability to maintain or gain market share in this industry. Further, such companies will be able to respond more quickly than we can to new or changing opportunities, technologies, standards, or client requirements, more quickly develop new products or devote greater resources to the promotion and sale of their products and services than we can. Likewise, their greater capabilities in these areas may enable them to better withstand periodic downturns in the identity management solutions industry and compete more effectively on the basis of price and production. In addition, new companies may enter the markets in which we compete, further increasing competition in the identity management solutions industry.

We believe that our ability to compete successfully depends on a number of factors, including the type and quality of our products and the strength of our brand names, as well as many factors beyond our control. We may not be able to compete successfully against current or future competitors, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand the development and marketing of new products, any of which would adversely impact our results of operations and financial condition.

We face competition from companies with greater financial, technical, sales, marketing, and other resources, and, if we are unable to compete effectively with these competitors, our market share may decline, and our business could be harmed. We face competition from well established companies. Many of our competitors have longer operating histories, larger customer bases, significantly greater financial, technological, sales, marketing, and other resources than we do. As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards, or client requirements, more quickly develop new products or devote greater resources to the promotion and sale of their products and services than we can. Likewise, their greater capabilities in these areas may enable them to better withstand periodic downturns in the identity management solutions industry and compete more effectively on the basis of price and production. In addition, new companies may enter the markets in which we compete, further increasing competition in the identity management solutions industry.

We believe that our ability to compete successfully depends on a number of factors, including the type and quality of our products and the strength of our brand names, as well as many factors beyond our control. We may not be able to compete successfully against current or future competitors, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand the development and marketing of new products, any of which would adversely impact our results of operations and financial condition.

The Company does not currently hold any issued patents on its products or technology. As of the date of this offering, the Company has not been issued any patents. While the Company has filed patent applications and believes that it could secure patent protection for elements of its technology, the Company has made a considered and strategic decision not to aggressively pursue the issuance of patents in respect of its technology, as it believes that the disclosure required to obtain such protection could expose some of the inner-workings of its technology to competitors, who may in turn attempt to mimic the technology and/or to bad-actors who could seek to circumvent the technology. The Company currently has a total of 8 patent applications pending which may serve to discourage other inventors from stealing or copying our technology and/or assist in defending against any third-party infringement claims. At any given time, the Company may also have one or more Provisional Patents filed pending filing of a Utility Patent application. Nonetheless, by not having patents issued for our technology, we are exposed to the risk that our technology could be copied, which would seriously harm our core business model. There is no guarantee that the Company will ever be issued patents on the applications it has submitted. In addition, in order to control costs, we have filed patent applications only in the United States. This may result in our having limited or no protection in other jurisdictions. Our success depends to a significant degree upon the protection of our products and technology. If we are unable to secure patents for our products and technology, or are otherwise are unsuccessful at protecting our technology, other companies with greater resources may copy our technology and/or products, or improve upon them, putting us at a disadvantage to our competitors.

Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. We believe our products and technology may be highly disruptive to a very large and growing market. Our competitors are well capitalized with significant intellectual property protection and resources and they (and/or patent trolls) may initiate infringement lawsuits against our Company. Such litigation could be expensive and could also prevent us from selling our products, which would significantly harm our ability to grow our business as planned.

Our failure to attract and retain highly qualified personnel in the future could harm our business. As the Company grows, it will be required to hire and attract additional qualified professionals such as a Deputy Science Officer (for cryptography and certifications), additional staff for research and development, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company's ability to grow and expand its business.

We rely on third party service providers. Our third-party partners provide a variety of essential business functions, including distribution, manufacturing, and many others. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner.

If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the Company.

We currently have two customers that account for substantially all of our revenues. During the Company's development, we have focused on developing relationships with a few partners and customers. As such, our historical financial results identify that we generated substantially all of our revenue from two customers. As we grow, we intend to expand the number of customers from which we generate revenues. In the opinion of our management, we would be able to continue operations without our current customers. However, the unanticipated loss of the Company's current customers could have an adverse effect on the company's financial position.

Our future success is dependent on the continued service of our small management team. Three directors and four executive officers provide leadership to Trust Stamp. Two of the directors are also executive officers. Our success is dependent on their ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business development resources that may hurt our ability to grow our business. Although we are currently growing our management team, there is no guarantee that newly added management team members will contribute to Trust Stamp as we hope. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses. In order to fund future growth and development, the Company will likely need to raise additional funds in the future by offering shares of its Common or Preferred Stock and/or other classes of equity, or debt that convert into shares of common or Preferred Stock, any of which offerings would dilute the ownership percentage of investors in this offering. See "Dilution". In order to issue sufficient shares in this regard, we may be required to amend our certificate of incorporation to increase our authorized capital stock, which would be require us to obtain a consent of a majority of our shareholders. Furthermore, if the Company raises capital through debt, the holders of our debt would have priority over holders of common and Preferred Stock and the Company may be required to accept terms that restrict its ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results, or prospects.

Any valuation at this stage is difficult to assess. The valuation for this offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

If we cannot raise sufficient funds, we will not succeed. We are offering Units in the amount of up to $5,000,000 in this offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, the Company may not survive. If we raise a substantially lesser amount than the maximum offering amount, we will have to find other sources of funding for some of the plans outlined in "Use of Proceeds To Issuer".

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the operations of the Company, which could negatively impact your investment in our securities.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

We are subject to risks related foreign currency exchange rates.

We operate on a global basis. We have operations (through our subsidiaries and/or directly) in many foreign countries and territories, including, but not limited to, Poland, Rwanda, the Republic of Malta. The translation from any currencies to United States Dollars for financial statement presentation resulted in a foreign currency translation gain of $45,133 for the year ended December 31, 2020, but it could lead to a loss in the future. Such foreign currency translation losses could have a material adverse effect on our business.

Risks Related to the Securities in this Offering

Investors in this Offering may not be able to exercise the Warrants they will receive as part of their purchase of Units in this Offering. The Warrants that comprise part of the Units being sold in this Offering are exercisable only shares of Class A Common Stock that are eligible for offer and sale pursuant to a SEC qualified Regulation A – Tier 2 offering (a "Qualified Offering"). There is no guarantee that we will successfully qualify such an offering with the SEC. If we are not able to conduct a Qualified Offering, investors may never be able to exercise their Warrants, which would harm the value of your investment in our Company via this Offering.

There is a limited or no public market for our securities. There has been a limited public market for our Class A Common Stock and no public market for our Units or Warrants. Our Class A Common Stock is currently quoted on the OTCQX. The daily trading volume of our Class A Common Stock has been limited.

We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market or how liquid that trading market might become. The lack of an active trading market may reduce the value of shares of our Class A Common Stock and impair the ability of our stockholders to sell their shares at the time or price at which they wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our Class A Common Stock and may impair our ability to acquire or invest in other companies, products, or technologies by using our Class A Common Stock as consideration.

Investors in this offering will be subject to more transfer restrictions than if they had purchased our shares of Class A Common Stock on OTC Markets or Euronext. Our Class A Common Stock is traded on the OTCQX Best Market in the United States. Further, Our Class A Common Stock is listed on the Euronext Growth Exchange. Investors in this Offering will be subject to certain transfer restrictions applicable to securities purchased in a Regulation Crowdfunding offering. For a year, the securities you purchase in this offering can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Although there is very limited liquidity leading on these exchanges, investors who are able to purchase on these exchanges would not be subject to the transfer restrictions imposed above by virtue of these securities being sold in a Regulation Crowdfunding offering.

We may be unable to list our stock on a national exchange, such as the Nasdaq Capital Market. There has been a limited public market for our Class A Common Stock. Our Class A Common Stock is listed on the Euronext Growth Exchange but there is no trading. Our Class A Common Stock is traded on the OTCQX Best Market in the United States but there is very limited liquidity leading to price volatility. Although it is our intention to qualify for the trading of our Class A Common Stock on a national exchange and we have applied to list our Class A Common Stock on Nasdaq in the future, we may not meet or maintain certain qualifying requirements for Nasdaq. If we are unable to meet these requirements, we may be limited to trading conducted on the OTCQX and the Euronext Growth Exchange (provided that we continue to meet the trading criteria for those trading platforms).

Sales of large numbers of shares could adversely affect the price of our Class A Common Stock Most of our shares of Class A Common Stock that are currently outstanding were issued as "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. All outstanding shares of Class A Common Stock are or will be eligible for resale in the public markets at various times within the next six months with respect to affiliates, subject to compliance with the volume and manner of sale requirements of Rule 144 under the Securities Act of 1933, as amended, and with respect to all restricted securities held by affiliates.

In general, under Rule 144 as currently in effect, any affiliate (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least six months has elapsed since the later of the date the shares were acquired from us, or from an affiliate of ours, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our Class A Common Stock or the average weekly trading volume in our Class A Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 by affiliates also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least six months has elapsed since the later of the date the shares were acquired from us, or from an affiliate of ours, is entitled to sell such shares under Rule 144 without regard to any of the volume limitations or other requirements described above. Sales of substantial amounts of Class A Common Stock in the public market could adversely affect prevailing market prices.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreements, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the relevant jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

The value of your investment will be diluted if the Company issues stock or options to employees, contractors, advisors, or board members. The Company may (with the approval of the Board of Directors) issue stock or options to employees, contractors, advisors, or board members as an element of their compensation package. Any such issuance will dilute your investment.

The Company a significant amount of authorized but unissued Series A Preferred Stock.. No shareholder consent is required to issue these authorized shares. As such, the Company may issue additional Series A Preferred Stock in a future round without first receiving the consent of shareholders of the Company, which could lead to changes in voting control of the Company, or dilution of existing shareholders.

THE COMPANY'S BUSINESS

Organizational History

Trust Stamp was incorporated under the laws of the State of Delaware on April 11, 2016 as "T Stamp Inc." The business was originally founded as "T Stamp LLC", formed on November 9, 2015 as a Georgia limited liability company. In 2016, the Company effected a "hive down" business reorganization whereby the business of the Company was transferred into to a newly formed, wholly owned subsidiary, which was T Stamp Inc. (i.e. the Company). As of the date of this Offering Memorandum, the Company is no longer a subsidiary of T Stamp LLC, and T Stamp LLC is no longer a majority owner of the Company.

Overview

Trust Stamp is an artificial intelligence company that develops proprietary identity solutions to help determine whether an individual is who they say they are and that they can be trusted, including Trust Stamp's AI-powered facial biometrics that establish proof of life and are resistant to presentation attacks. In that example, a biometric capture can be converted into a hash that is unique to the user but cannot be reverse engineered and rebuilt into the user's face or other biometric data, does not constitute PII and is treated as anonymized data under the General Data Protection Regulation (GDPR) and similar legislation.

Each hash can be stored in an Identity Lake ™ and compared to all other hashes allowing our AI to predict if a single subject generated two or more hashes even if the subject has passed conventional KYC using (e.g.) falsified identity documents. Using this technology, the users' hash can be used for re-authentication purposes including account recovery, password-less login, new account creation etc. across the organization or even within a consortium of organizations all in a low-cost and low friction delivery that is fast and secure.

Our technology is being used for enhanced due diligence, KYC/AML compliance and "second chance" approval for customer onboarding and account access together with the delivery of humanitarian and development services. Using our technology, an enterprise can approve more users, keep bad actors from accessing systems and services and retain existing users with a superior user experience.

We utilize micro-service architecture and highly scalable cloud computing resources with cutting-edge tools, power and agility such as GPU processing, neural networks and a Quantum Ledger Database to process data faster and more effectively than has previously been possible, as well as delivering products at a disruptively low cost that allows usage across multiple industries, including:

- Banking/FinTech
- Humanitarian & Development Services
- Biometrically Secured Email
- KYC/AML Compliance
- Law Enforcement
- P2P Transactions, Social Media, and Sharing Economy
- Real Estate

Our Background

We entered the market building facial-biometric authentication systems for onboarding, fraud-detection & safety applications. This allowed us to raise capital, generate revenue to fund our core AI microservices, and refine our technology using live data with informed consent from users. Following usage based upon facial biometrics, we started the process of hashing biometric data from 3rd party biometric service providers, initially touchless palm, and fingerprint templates. Our business model is

11

now focused on licensing Annual Recurring Revenue (ARR) generating pay-per-use services implementing our hashing technology, limiting future pilots to very-large-scale use cases, using execution partners for commoditized implementations, and deploying our hashing technology with sector leading channel partners.

Business Model

Trust Stamp's business model is that of a technology licensing company – we license our products to companies that in turn integrate our technology into products and services which they either sell or use for their own purposes. We focus on licensing ARR generating pay-per-use services including:

·   Biometric identity authentication

·   Identity document authentication and fraud detection

·   Tokenization of personal data including vaccination and other medical records

·   Pay-per-use hashing services for biometric service providers, government, NGO, and enterprise users

·   Tokenized-Identity Lakes comprising IT2™ for matching and de-duplication

·   Zero-knowledge-proof and similar tools allowing IT^2 to be used for matching or deduplication without the parties disclosing any underlying personal identifying information

·   Digital payment authentication and implementation

·   Proprietary knowledge-based authentication tools

In addition, we have developed an encrypted e-mail product (Trusted Mail ® www.trustedmail.pro) using our facial recognition technology. This technology is held in a majority owned subsidiary entity: Trusted Mail Inc.

The Market

Trust Stamp considers itself to be in the identity authentication market which is primarily comprised of biometric authentication providers. Trust Stamp's key sub-markets are identity authentication for the purpose of account opening, access and fraud detection and the creation of tokenized identities to facilitate financial & societal inclusion. Management has evaluated the market potential for its services in part by reviewing the following reports and articles, none of which were commissioned by the Company and none are to be incorporated by reference:

·   By 2025, biometrics will annually authenticate over $3 trillion of payment transactions, according to a 2021 report published by Juniper Research on Mobile Payment Security in 2021-2025.

·   The global biometric system market size is projected to grow from $36.6 billion in 2020 to $68.6 billion by 2025 according to the November 2020 report "Biometric System Market with COVID-19 Impact by Authentication Type, Offering, Type, Vertical and Region - Global Forecast to 2025" published by ReportLinker.

·   Annual online payment fraud losses from eCommerce, airline ticketing, money transfer and banking services, are estimated to cumulatively lose over $200 billion to online payment fraud between 2020 and 2024. Digital money transfer is the fastest growing payment fraud segment, with losses estimated to increase by 130% from 2020 to 2024 according to a 2020 report published by Juniper Research on Online Payment Fraud.

· According to the 2020 Year End Data Breach QuickView Report, 2020 saw 3,932 publicly disclosed breaches, exposing over 37 billion records.

· According to Grand View Research, the market size of the European Biometrics market was estimated to be USD 1.93 Billion in 2018 and is expected to grow at a CAGR of 17.5% to reach a market size of USD 5.97 Billion in 2025.

· According to a September 2019 article published by Forbes magazine on providing banking services to underserved populations:

   o "Financial Inclusion" (i.e. providing banking and other financial services to those currently unbanked or underbanked) is a trillion-dollar opportunity

   o 1.7 billion people lack basic financial services including a bank account

   o 4 billion people are underbanked

   o The GDP of emerging-market countries would surge $3.7 trillion by 2025, or 6%, if they adopted a single innovation—switching from cash to digital money stored on cellphones

   o Providing the underbanked with access to credit and investments could create an additional $100 trillion in financial assets over the next 50 years

One of the biggest contributors to current authentication problems is the use of passwords. Static passwords (i.e. the type of password that we typically use to login to various accounts and services every single day that, for the most part, remains the same from the moment it is created) have a number of weaknesses:

· Platforms often require regular changes;
· Easily guessable , exacerbated by social media and data mining;
· Differing rules make complex passwords harder to remember;
· Brute force attacks are easier for hacking; and
· Single passwords used on multiple accounts result in cascading data breaches.

According to a 2015 report published by Oxford University Department of Computer Sciences and Mastercard, 21% of users forget passwords within 2 weeks, 25% of users fail to remember at least 1 password per day, and 1 out of 3 online transactions are abandoned at checkout due to a forgotten password.

On top of this, stored biometric images and templates represent a growing and unquantified financial, security and PR liability and are the subject of growing governmental, media and public scrutiny, since biometric data cannot be "changed" once they are hacked, as they are intimately linked to the user's physical features and/or behaviors.

With biometric technologies becoming nearly ubiquitous, a range of risks are becoming more prevalent. The popularity of biometric authentication across financial services, employment, travel and healthcare settings inevitably means biometric databases are becoming more accessible to criminals, and the motivation to take over biometric credentials is booming. Even when operating as intended, biometric technology raises privacy concerns which have led to close attention from regulators. Multiple jurisdictions have placed biometrics in a special or sensitive category of personal data and demand much stronger safeguards around collection and safekeeping.

To address this unprecedented danger, Trust Stamp has developed its IT2 solutions.

Principal Products and Services

Trust Stamp's most important technology is the Irreversible Identity Token *IT2™* (also known as the *Evergreen Hash*™, *EgHash*™ and *MyHash*™) combined with a data architecture that can use one or multiple sources of biometric or other identifying data. Once a "hash translation" algorithm is created, like-modality hashes are comparable regardless of their origin. The IT2 protects against system and data redundancy providing a lifelong "digital-DNA" that can store (or pivot to) any type of KYC or relationship data with fields individually hashed or (salted and) encrypted, facilitating selective data sharing. Products utilizing the *IT2* are Trust Stamp's primary products, accounting for over 90% of its revenues in the twelve months ended December 31, 2020.

IT² Solutions

The IT2 (for Irreversibly Transformed Identity Token) replace biometric templates and scans with meaningless numbers, letters and symbols in order to remove sensitive data from the reach of criminals using a proprietary process by which a deep neural network irreversibly converts biometric and other identifying data, from any source, into the secure tokenized identity. This IT2 is unique to the user, is different every time generated from a live subject and cannot be reverse engineered and rebuilt into the user's face or other original identity data.



Each token can be stored and compared to all other tokens from the same modality allowing the Company's AI-powered analytics to predict if a single subject has generated two or more tokens, even if the subject has passed conventional KYC using, e.g., falsified identity documents. Using this technology, the users' IT2 can be used for re-authentication purposes including account recovery, password-less login, new account creation, and more across the organization or even within a consortium of organizations, all in a low-cost and low friction delivery that is fast and secure.

Our technology is being used for enhanced due diligence, KYC/AML compliance and "second chance" approval for customer onboarding and account access together with the delivery of humanitarian and development services. The solution allows organizations to approve more users, keep bad actors from accessing systems and services, and retain existing users with a superior user experience.



The hashing process is irreversible
The IT² is pseudonymised data
Probabilistic matching with proprietary AI
The IT² architecture is compatible with any biometric modality
Identifying data can be updated over time
All IT²s within a modality are comparable
No biometric images or templates are stored
We eliminate vendor and modality lock-in
The IT² can link to external data via a pivot table

Our hashing and matching technology can maximize the effectiveness of all types of identity data while rendering it safer to use, store and share. Whatever the source of identity data, it can be stored and compared as an IT^2. See the chart below for examples.



Any biometrics
Mobile triangulation & Geolocation
Email address scrubbing
Device fingerprint
Knowledge-based authentication
Keystroke
Credit bureau data
BANK
Bank account aging & name match
Link analysis with consortium data
Address check

Distribution

Through licensing we allow customers to utilize our technology in a wide variety of applications. Uses can include (e.g.):

- The provision of hashing / services to enterprises, NGOs, and government to overlay on third-party biometric and identity data
- Hash licensing, translation, and certification services for biometric vendors
- Management of zero-knowledge-proof services whether as a tributary between Identity Lakes or operating consortium lakes
- Tokenized identity creation for large scale deployments such as humanitarian and government identity programs

Trust Stamp enters into licensing agreements, typically as a hosted offering, on-premise solution or both, with its customers, pursuant to which the customer pays for the initial product development plus a license fee for the use of Trust Stamp's technologies on a periodic and/or volume-based basis. In addition to consuming and paying for Trust Stamp's services for their own use, some key customers

also serve as channel partners by offering Trust Stamp products to their own customer base whether as stand-alone products or integrated into their own services as upgraded product offerings.

Competition

We can work with any identity data from any source, potentially breaking vendor, and modality lock-in, but our primary market target is the biometric service industry which is growing exponentially while being threatened by a consumer, media, and legislative backlash against storing biometric data. The *IT²* can potentially be overlaid on any biometric or other identity data provider.

In general, we compete for customer budget with any company in the identity authentication industry and our business plan calls for our capturing a fraction of one percent of the projected expenditure for biometric authentication services. Major competitors in this space include companies such as NEXT Biometrics, Gemalto, IDEMIA, Synaptics, Cognitec, Innovatrics, Suprema, FaceTec, Rank One Computing, Acuant, Jumio, Onfido and Mitek. However, we believe that, due to the uniqueness of our technology solution, the Company does not at this time have any direct competitors for the core IT2 solutions upon which the growth in our business plan is focused.

The commercial advantage of our solution is our ability to work across providers and modalities and we continue to pursue a first-mover advantage including our global-scale-partnership which is achieving a network-effect in the global Humanitarian and Development market. We believe that this combination will make it unattractive for a potential competitor to replicate the 5-years and multi-million dollars that we have already expended to try and circumvent our multiple (and continuing) patent filings and/or offer a parallel product based upon a different technology.

We believe that given sufficient time and resources, we can augment any biometric modalities including face, hand, iris, voice, gait, and behavior together with any other identifying data which places us in a unique position versus providers of biometric services.

We are unaware of any other provider being able to offer or support a proliferation of authentication modalities in this fashion, and therefore, we believe we there are no other companies that directly compete with us in this space. If our go-to-market strategy is successful, biometric service providers can be a channel distributer, and not necessarily a competitor.

Growth Strategy

Our business plan calls for our capturing a small fraction of one percent (1%) of the projected expenditure for biometric authentication services. Our strategy in this respect is to:

1) Expand the scope and range of services that we provide to and through our existing clients
2) Continue to add significant new clients for our current and future services
3) Offer our services via channel partners with substantial distribution networks
4) Offer our technology on a "low code" basis, providing access via an orchestration layer and/or open-APIs to enable implementation by a broader range of clients
5) The addition of alternate authentication tools including non-facial-biometric options and non-biometric knowledge and device-based tools facilitating two and multi-factor authentication
6) Offer our IT2 technology for use by other biometric and data services providers to protect and extend the usability of their data
7) Provide ready-to-use / customizable platforms that leverage out IT2 technology in specialized markets including:
    a. Cryptocurrencies and Virtual Financial Assets
    b. Closed-loop, single-purpose and other payment platforms and networks
    c. Medical record storage and certification

Employees

Given the geographic diversity of its team and to facilitate cost-effective administration, Trust Stamp secures the services of its permanent team members through a variety of administrative structures that include wholly owned subsidiaries, professional employer organizations and consulting contracts. The Company currently has 5 full-time team members that work out of the United States and 34 full-time team members that work out of Malta . We have 9 full-time team members in Poland, and Central Europe and 9 full-time and 4 part-time team members in the United Kingdom. We have 9 full-time team members working in the Philippines and 1 full-time team member working remotely in India. Our permanent team is augmented as needed by contract development and other staff on both long, and short-term basis.

Outsourcing

We design and develop our own products. We use an outsourcing company - 10Clouds - for additional development staff as needed. In addition, we also utilize SourceFit, a company in the Philippines, for PEO services, representing approximately 2-3% of operating expenses in 2020. As we increase our in-house resources, we anticipate reducing our reliance upon development staff outsourcing. Amazon Web Services provides cloud hosting and processing services, representing approximately 2-3% of our operating expenses in 2020.

Key Customers

Historically, the Company generated most of its income through a relationship with Synchrony Financial, in which services were provided pursuant to a Master Software Agreement and Statements of Work. The scope of services provided to Synchrony Financial has grown throughout the relationship and additional growth has been seen in 2020 and 2021. In 2019, 2020 and continuing into 2021 the Company has also expanded its customer base to include relationships with Mastercard, FIS, Lowes, and other customers. In 2020 we engaged in accelerator programs and invested in new business development staff and systems which have led to new customer engagements in 2021 and, while we value the relationship highly, management believes that we are no longer financially dependent on our relationship with Synchrony Financial.

Regulation

Our business is not currently subject to any licensing requirements in any jurisdiction in which we operate other than the requirement to hold a business license in the City of Atlanta (with which we are in compliance). This does not mean that licensing requirements may not be introduced in one or more jurisdiction in which we operate, and such requirements could be burdensome and/or expensive or even impose requirements that we are unable to meet.

We are subject to substantial governmental regulation relating to our technology and will continue to be for the lifetime of our Company. By virtue of handling sensitive PII and biometric data, we are subject to numerous statutes related to data privacy and additional legislation and regulation should be anticipated in every jurisdiction in which we operate. Example federal (US) and European statutes we could be subject to are:

- · Health Insurance Portability and Accountability Act (HIPAA)
- · Health Information Technology for Economic and Clinical Health Act (HITECH)
- · The General Data Protection Regulation 2016/679 (GDPR)

HIPAA and HITECH

Under the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act "HITECH"), the U.S. Department of Health and Human Services ("HHS") issued regulations that establish uniform standards governing the conduct of certain electronic healthcare transactions and requirements for protecting the privacy and security of protected health information ("PHI"), used or disclosed by covered entities and business associates. Covered entities and business associates are subject to HIPAA and HITECH. Our subcontractors that create, receive, maintain, transmit, or otherwise process PHI on behalf of us are HIPAA "business associates" and must also comply with HIPAA as a business associate.

HIPAA and HITECH include privacy and security rules, breach notification requirements, and electronic transaction standards.

The Privacy Rule covers the use and disclosure of PHI by covered entities and business associates. The Privacy Rule generally prohibits the use or disclosure of PHI, except as permitted under the Rule. The Privacy Rule also sets forth individual patient rights, such as the right to access or amend certain records containing his or her PHI, or to request restrictions on the use or disclosure of his or her PHI.

The Security Rule requires covered entities and business associates to safeguard the confidentiality, integrity, and availability of electronically transmitted or stored PHI by implementing administrative, physical, and technical safeguards. Under HITECH's Breach Notification Rule, a covered entity must notify individuals, the Secretary of the HHS, and in some circumstances, the media of breaches of unsecured PHI.

In addition, we may be subject to state health information privacy and data breach notification laws, which may govern the collection, use, disclosure, and protection of health-related and other personal information. State laws may be more stringent, broader in scope, or offer greater individual rights with respect to PHI than HIPAA, and state laws may differ from each other, which may complicate compliance efforts.

Entities that are found to be in violation of HIPAA as the result of a failure to secure PHI, a complaint about our privacy practices or an audit by HHS, may be subject to significant civil and criminal fines and penalties and additional reporting and oversight obligations if such entities are required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

GDPR

The EU-wide General Data Protection Regulation imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. It requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal information is to be used, imposes limitations on retention of information, increases requirements pertaining to health data and pseudonymized (i.e., key-coded) data, introduces mandatory data breach notification requirements and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Fines for non-compliance with the GDPR will be significant—the greater of €20 million or 4% of global turnover. The GDPR provides that EU member states may introduce further conditions, including limitations, to make their own further laws and regulations limiting the processing of genetic, biometric or health data.

Intellectual Property

Patents

Trust Stamp currently holds the following issued patents, in addition to the patent applications pending:

MMM Ref No.	Application/ Patent No.	Filing Date	Title	Country	Status
32742-142741	63/188,491	05/14/2021	Secure Representations Of Authenticity And Processes For Using Same		PENDING
32742-142186	17/230,684	4/14/2021	Systems and Processes for Multimodal Biometrics	US	PENDING
32742-141508	17/205,713	3/18/2021	Systems and processes for tracking human location and travel via biometric hashing	US	PENDING
32742-139681	17/109,693	12/2/2020	Systems and methods for privacy-secured biometric identification and verification	US	PENDING
32742-130398	16/403,093	5/3/2019	Systems and Methods for Liveness-Verified Identity Authentication	US	PENDING
32742-118398	10,924,473	2/16/2021	Trust Stamp	US	ISSUED
32742-142411	17,324,544	5/19/2020	Face cover-compatible biometrics and processes for generating and using same	US	PENDING
32742-123473	15/955,270	4/17/2018	Systems and Methods for Identity Verification via Third Party Accounts	US	PENDING
32742-136046	16/855,576	4/22/2020	Systems and Methods for Passive-Subject Liveness	US	PENDING

			Verification in Digital Media		
32742-136047	16/855,580	4/22/2020	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	PENDING
32742-136048	16/855,588	4/22/2020	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	PENDING
32742-136049	16/855,594	4/22/2020	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	PENDING
32742-136050	16/855,598	4/22/2020	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	PENDING
32742-136051	16/855,606	4/22/2020	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	PENDING
32742-130397	16/406,978	5/8/2019	Systems and Methods for Enhanced Hash Transforms	US	PENDING
32742-130399	16/403,106	5/3/2019	Systems and Methods for Liveness-Verified, Biometric-Based Encryption	US	PENDING
32742-135668	16/841,269	4/6/2020	Systems and Processes for Lossy Biometric Representations	US	PENDING
32742-118149	10,635,894	4/28/2020	Systems and Methods for Passive-Subject Liveness Verification in Digital Media	US	ISSUED

In addition, at any given time the Company may have one or more Provisional Patents filed pending preparation of a utility patent application. The Company holds issued trademarks for each of "Trust Stamp" and "Trusted Mail" and has a number of additional trademark applications pending.

Trademarks

The following is a summary of Trust Stamp's currently issued and pending Trademarks.

Serial / Registration Number	Filing Date	Trademark	Country	Status
Serial: 88674108	10/30/2019	TRUSTCARD	US	PENDING
Serial: 90041950	7/8/2020	TRUSTED PAYMENTS	US	PENDING
Serial: 88/256,546	1/10/2019	EVERGREEN HASH	US	PENDING
Serial: 87411586 *Registration:* 5329048	N/A	TRUST STAMP	US	ISSUED
Serial: 87852642 *Registration:*5932877	N/A	TRUSTED MAIL	US	ISSUED
Serial: 8256534 *Registration*: 6103860	N/A	IDENTITY LAKE	US	ISSUED
Serial: 88708795 *Registration:* 6252645	N/A	MYHASH	US	ISSUED
Serial: 88709274	N/A	TRUSTED PRESENCE	US	ISSUED

Subsidiaries and Affiliates

Given the geographic diversity of our team and to facilitate cost-effective administration, Trust Stamp conducts various aspects of its operations through subsidiaries. All subsidiaries share resources across the entire Trust Stamp organization. The officers and directors of Trust Stamp have influence over the operations of all subsidiaries and employees across jurisdictions. Only one of our subsidiaries, Biometric Innovations Limited, has its own management team.

T Stamp Corporate Structure Chart


T Stamp LLC
Owns 800,571 Shares in T Stamp Inc.
T Stamp Inc.
Finnovation LLC
T Stamp Inc. - 50%
FSH Capital - 50%
TStamp Incentive Holdings LLC
T Stamp Inc. - 100%
Sunflower Artificial Intelligence Technologies
T Stamp Inc. - 100%
Trusted Mail Inc.
T Stamp Inc. - 62.5%
SCV - 15%
FSH Capital - 22.5%
AIID Payments Limited
T Stamp Inc. - 100%
T Avatar LLC
Closed
Biometric Innovations Limited
T Stamp Inc. - 100%
Trust Stamp Cayman
Barbara Genner – 100%
Trust Stamp Malta
T Stamp Inc. - 100%
Trust Stamp Rwanda Lmt.
Trust Stamp Malta - 100%

T Stamp LLC. As described above, the Company was originally founded as "T Stamp LLC", formed on November 9, 2015 as a Georgia limited liability company. In 2016, the Company effected a "hive down" business reorganization whereby the business of the Company was transferred into to a newly formed, wholly owned subsidiary, which was T Stamp Inc. (i.e. the Company). As of the date of this offering, the Company is no longer a subsidiary of T Stamp LLC, and T Stamp LLC is no longer a majority owner of the Company.

TStamp Incentive Holdings LLC. On April 9, 2019, management created a new entity, TStamp Incentive Holdings ("TSIH") to which the Company issued 320,513 shares of Class A Common Stock that the Board of Directors of TSIH could use for employee stock awards in the future. The purpose of the entity was to provide an analogous structure to a traditional stock incentive plan. As of the date of this Offering Memorandum, all 320,513 shares of Class A Common Stock have been issued by TSIH, and TSIH is unable to issue any further employee stock awards. As such, TSIH now a non-operational subsidiary of the Company.

Sunflower Artificial Intelligence Technologies. Based out of Poland, this entity is a machine learning and AI company that has acted as the contracting entity for development contractors in Poland and Central Europe.

Trusted Mail Inc. The developer of an encrypted e-mail product (Trusted Mail ®) using or Company's facial recognition technology. The Trusted Mail technology is held by Trusted Mail, Inc., which is our majority-owned subsidiary.

Biometric Innovations Limited (formerly "Trust Stamp Fintech Limited"). Biometric Innovations is our Company's United Kingdom operating subsidiary. It was established to act as the contracting entity for development contractors in the UK, and has its own board and management team.

Trust Stamp Cayman. Trust Stamp Cayman was established with the intention of taking advantage of enterprise grants which were offered by the Cayman National Government's Enterprise Zone. No operations have been established at this entity as of the date of this Offering Memorandum.

Trust Stamp Fintech Limited. Trust Stamp Fintech Limited is a company incorporated in the United Kingdom by the Company's management. The purpose of this entity was to establish beachhead operations in the country in order to service a contract entered by the Company with the National

Association of Realtors and Property Mark. This entity remains separate from the Company's operations and serves as a sales and marketing function for the product "NAEA" which was developed for the contract between the listed parties. On June 11, 2020, the Company entered into a stock exchange transaction with Trust Stamp Fintech Limited, becoming a 100% owner of the entity. The stock exchange transaction was not pursuant to any formal written agreement.

Trust Stamp Malta Lmt.. Trust Stamp Malta Lmt. is a wholly owned subsidiary of T Stamp Inc. It operates an R&D Campus in the Republic of Malta, for which it has entered into a lease with a local commercial landlord in Malta, Vassallo Group Realty Ltd. The goal of Trust Stamp Malta Lmt is to advance our biometric and cryptographic identity authentication technology. As part of the creation of this entity, we entered into an agreement with the government of Malta for a potential repayable advance of up to €800,000 to assist in covering the costs of 75% of the first 24 months of payroll costs for any employee who begins 36 months from the execution of the agreement on May 1, 2020.

Trust Stamp Rwanda Lmt. The Company opened an office in Rwanda, Africa in April 2021 and signed a one-year lease for office space commencing May 1, 2021 The Company has established an R&D center in Rwanda together with a back-office facility for the purpose of our expansion into Africa.

Non-Operational Subsidiaries

AIID Payments Limited. Established by the Company to provide payments services to NGO's and other non-profit and social-welfare entities and activities. As of the date of this Offering Memorandum, the entity has no operations, and is essentially dormant.

T Avatar LLC. Established by the Company to provide anonymized age-verification tools for minors participating in online activities. As of the date of this Offering Memorandum, the entity has no operations, and is essentially dormant.

Finnovation LLC. Established by the Company to provide an innovative FinTech, Blockchain and Digital Identity innovation incubator. As of the date of this Offering Memorandum, this entity has no operations, and is essentially dormant.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise. *See* "Risk Factors" for a summary of risks our Company may face in relation to litigation against our Company.

USE OF PROCEEDS

If we raise the Target Offering Amount of $100,000, we plan to use the proceeds as follows:

Offering Expenses		
Audit, Legal, and Service Provider Fees	47%	$47,000
Dalmore Group Fees (Due Diligence)	25%	$25,000
Dalmore Group Commission (3%)	3%	$3,000
Business Operations		
Product Development	10%	$10,000

Sales and Marketing	15%	$15,000
Total	100.00%	$100,000

May include compensation to executive officers of the Company.

If we raise the Maximum Offering Amount of $5,000,000, we plan to use the proceeds from this Offering as follows

Offering Expenses		
Audit, Legal, and Service Provider Fees	3.8%	$190,000
Dalmore Fees (Due Diligence)	0.5%	$25,000
Dalmore Commission (3%)	3.0%	$150,000
Business Operations		
Product Development	40%	$2,000,000
Sales and Marketing	40%	$2,000,000
Mergers and Acquisitions	12.7%	$655,000
Total	100%	$5,000,000

The Company may change its use of proceeds it believes it is in the best interests of the Company or if the Maximum Offering amount is not raised. Further, the Company will not receive any proceeds in this Regulation Crowdfunding offering from the exercise of Warrants. Any funds received by the Company from the exercise of Warrants will be received pursuant to the Qualified Offering.

THE COMPANY'S PROPERTY

The Company contracts for use of office space at 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305, United States of America, which serves as its headquarters.

Due Diligence

Due diligence by CrowdCheck, Inc.



FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2020 and December 31, 2019 should be read in conjunction with our financial statements and the related notes included in this Offering Memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

T Stamp, Inc. was incorporated on April 11, 2016 in the State of Delaware. T Stamp, Inc., and Subsidiaries ("Trust Stamp", "We", or the "Company") develops and markets identity authentication software solutions for enterprise partners and peer-to-peer markets.

Trust Stamp develops proprietary artificial intelligence powered solutions; researching and leveraging biometric science, cryptography, and data mining to deliver insightful identity & trust predictions while identifying and defending against fraudulent identity attacks. We utilize the cutting-edge power and agility of technologies such as GPU processing and neural networks to process data faster and more effectively than has ever previously been possible, as well as deliver results at a disruptively low cost for usage across multiple industries, including:

- · Banking/FinTech
- · Humanitarian and Development Services
- · Biometrically Secured Email
- · KYC/AML Compliance
- · Government and Law Enforcement
- · P2P Transactions, Social Media, and Sharing Economy
- · Real Estate, Travel and Healthcare

During 2020, we continued to serve our two largest clients from 2019, Synchrony Financial and Mastercard, and with related-party Emergent, those three customers made up 97% of total revenue. In parallel we invested heavily in Research & Development as well as expanding our U.S., U.K. and E.U. marketing efforts to recruit new clients including new vertical engagements with the travel and insurance industries. Our investments included opening new offices and hiring staff in the United Kingdom and Malta.

Our 2020 investment in business development generated nominal revenue in 2020 and will generate limited revenue in 2021 but has led to a number of engagements with significant clients for proof-of-concept deliveries and new product sales, laying a solid foundation to grow future revenue including annual recurring revenue from access and usage fees.

Results of Operations

Gross Sales (non-GAAP). This discussion includes information about *Gross Sales* that is not prepared in accordance with U.S. GAAP. *Gross Sales* is not based on any standardized methodology prescribed by U.S. GAAP and is not necessarily comparable to similar measures presented by other companies. A reconciliation of this non-GAAP measure is included below.

Gross Sales for the twelve months ended December 31, 2020 increased 31% to $2,872,343 compared to $2,193,638 for the twelve months ended December 31, 2019. The increase of gross sales in 2020 included $224,000 for the sale of outsourced web hosting services. Due to GAAP requirements, we did not include the third-party costs for web hosting in *Net Sales*, but instead, reduced *Cost of Sales.*

	For years ended December 31,	
	2020	**2019**
Net Sales	$ 2,648,324	$ 2,108,884
Add Back:		
Third Party Costs Rebilled to Clients	224,020	84,754
Gross Sales (non-GAAP)	$ 2,872,344	$ 2,193,638

Net Sales. Net sales for the twelve months ended December 31, 2020 increased 26% to $2,648,324 as compared to $2,108,884 for the twelve months ended December 31, 2019. This increase was largely the result of purchase orders from Emergent related to the Tripartite agreement in 2020 as discussed below and came despite significant disruptions in sales activities due to the global pandemic which included restrictions on travel, something that the company's sales team has relied upon heavily in the past. Additionally, Management made the strategic decision to prioritize building the company's R&D function by opening new offices in both the UK and Malta, which was needed to service existing clients and accelerate productization of intellectual property.

As a result of the strategies implemented and investments made in 2020 the revenue base has grown significantly both through bringing on new customers and by expanding the range of services provided via existing customers.

Cost of Services. Cost of Services for the twelve months ended December 31, 2020 increased by 98% to $1,393,623 as compared to $702,744 for the twelve months ended December 31, 2019. This increase is largely the result of fulfilling the purchase orders from Emergent related to the Tripartite agreement in 2020 as discussed below.

Gross Profits. 2020's gross profit dropped by 11% from 2019's gross profit due to several factors. First and foremost, a significant portion of the purchase orders from Emergent had to be subcontracted to a third-party software developer due to the need for additional internal research and development resources, something the Company was very focused on improving during the 2020 fiscal year. Subcontract work produces much lower margins on revenue, though, as the Company scales its R&D campus in Malta and elsewhere, we anticipate to increasingly service contracts internally and therefore improve the Company's margins overall.

For example, without the Emergent revenue and related Cost of Services, our Gross Profit Margin would have improved significantly from 47.38% to 64.84% for the twelve months ended December 31, 2020. By virtue of the way our contracts are structured, requiring web hosting fees, our primary Cost of Services post-implementation, to be passed on to the client with an additional upcharge fee enables us to achieve a higher Gross Profit Margin that we are able to when we service contracts internally, as opposed to subcontracting out such contracts, which increases costs and reduces margins on revenue,. The upcharge is not included in the Cost of Services margins.

Additionally, we expect that, as our customers' software implementations are launched in the market, our revenue will shift more and more to the pay-per-use elements of the contracts which have significantly higher margins. We have already seen a major shift in this direction and expect Gross Margins to continue improving for fiscal year 2021.

Research and Development Expenses. Research and development expenses for the twelve months ended December 31, 2020 increased 95% to $1,670,364 from $854,590 for the twelve months ended December 31, 2019. This increase was due to our strategic decision to invest more money in research and development with the goal of accelerating our product roadmap and resulted in 9 Patent Filings during 2020 and 3 Patent Filings YTD in 2021. Research and development costs consist primarily of personnel costs, including salaries and benefits and relate primarily to time spent during the preliminary project stage and post implementation maintenance and bug fixes associated with internal-use software activities, front end application development in which technological feasibility has not been established, and services rendered to customers under funded software-development arrangements. Additionally, the Company hired several executive-level advisors including three Ph.Ds. in the United Kingdom. We expect our 2020 R&D growth efforts to mature in 2021 which will enable the company to service more revenue contracts internally, thereby reducing our overall costs, and improving margins.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the twelve months ended December 31, 2020 increased 247% to $7,923,730 from $2,284,613 for the twelve months ended December 31, 2019. General and administrative expenses were generally composed of payroll, legal and professional fees, which increased in 2020 in connection with our Regulation A offering and Euronext listing. In addition, our payroll expenses increased for the twelve months ended December 31, 2020 due to inflation and experience-based salary increases across the organization, as well as new sales, marketing and administrative personnel hiring in the UK and Malta offices to see our growing R&D and commercial teams as part of the overall headcount from 29 to 61 employees.

Additionally, there was an exceptional and substantial increase in the recorded expense for stock-based compensation from $40,000 to $2.9 million, the majority of which was the vesting and distribution of stock that in 2019 had been reserved on the Cap Table for multi-year stock incentives. Although the stock-based compensation vested and was expensed in 2020, the stock awards reflected up to four years of service for the vested employees. In addition, the increase in stock-based compensation also reflected the Company offering stock in lieu of cash compensation for industry expert advisors and sales personnel, as well as for growth in the executive management team, including our Chief Commercial Officer who has been building our sales infrastructure in the US and Europe.

Depreciation and amortization. Depreciation and amortization expense for the twelve months ended December 31, 2020 increased 34% to $406,241 from $303,054. This increase is primarily due to an increase in the cumulative investment in internally developed software.

Operating Loss. As a result of the foregoing, we sustained an operating loss of $8,745,634 for the twelve months ended December 31, 2020, an increase of 329% compared to a loss of $2,036,117 for the twelve months ended December 31, 2019.

Interest Expense. Interest expense on outstanding notes was $185,599 for the twelve months ended December 31, 2020, an increase of 88% from $98,612 for the twelve months ended December 31, 2019. This increase is primarily due to extinguishment of outstanding convertible notes of the Company pursuant to the July 1, 2019 settlement agreement with Emergent Technology Holdings ("Emergent") and conversion of notes in conjunction with the Regulation A offering described above.

Impairment of Investment in Related Party. Impairment of investment in related party was $962,000 for the twelve months ended December 31, 2020. The Company was informed in April 2021 that Emergent wound up and ceased operations in December 2020 therefore, the investment was written off as a non-operating expense. Note that all purchase orders related to Emergent were fully delivered prior to it winding up and no further obligation to them exists.

Warrant Expense. Warrant expense was $1,413,273 for the twelve months ended December 31, 2020, an increase from $0 for the twelve months ended December 31, 2019. This non-operating increase is a result of the issuance of two warrants in January 2020 as described below in *Equity, Notes, Warrants and SAFEs*.

Other Income/(Expense). Other income/(expense) was $81,137 for the twelve months ended December 31, 2020, an increase of $83,253 from the twelve months ended December 31, 2019. This is driven from foreign currency transactions.

Grant Income. Grant income for the twelve months ended December 31, 2020 was $189,507. The Company had Grant Income primarily related to Trust Stamp Malta's agreements with Republic of Malta. During July 2019, the Company entered into an agreement with the Republic of Malta that would provide for a grant of up to €200,000 as reimbursement for operating expenses over the first 12 months following incorporation in the Republic of Malta. The Company must provide an initial capital amount of €50,000, which is matched with a €50,000 grant. The remaining €150,000 are provided as reimbursement of operating expenses 12 months following incorporation. During 2020, the Company incurred $181,000 in expenses that are reimbursable under the grant. Of this amount, $74,000 has been received from the Republic of Malta and $107,000 is recorded as a receivable. During May 2020, the Company formed a subsidiary in the Republic of Malta, Trust Stamp Malta Limited, with the intent to establish a research and development center with the assistance of potential grants and loans from the Maltese government. As part of the creation of this entity, we entered into an agreement with the government of Malta for a potential repayable advance of up to €800,000 to assist in covering the costs of 75% of the first 24 months of payroll costs for any employee who begins 36 months from the execution of the agreement on May 1, 2020.

Net Income (Loss). As a result of the foregoing, net loss for the twelve months ended December 31, 2020, increased 415%, to $11,032,994 from $2,143,506 for the twelve months ended December 31, 2019. The overall increase in *Net Loss* was driven mostly by the non-recurring corporate development activities from 2020, non-recurring and non-cash GAAP entries such as the issuance of warrants during the Series A Round, as well as growth in the company's overall headcount for commercial executive management and R&D. Revenue was higher than the previous year, although margins were cut considerably due to the need to subcontract development work for new revenue contracts.

Adjusted EBITDA.

This discussion includes information about Adjusted EBITDA that is not prepared in accordance with U.S. GAAP. Adjusted EBITDA is not based on any standardized methodology prescribed by U.S. GAAP and is not necessarily comparable to similar measures presented by other companies. A reconciliation of this non-GAAP measure is included below.

Adjusted EBITDA is a non-GAAP financial measure that represents U.S. GAAP net income (loss) adjusted to exclude (1) interest expense, (2) interest income, (3) provision for income taxes, (4) depreciation and amortization, (5) changes in assets and liabilities, and (6) certain other items management believes affect the comparability of operating results.

Management believes that Adjusted EBITDA, when viewed with our results under U.S. GAAP and the accompanying reconciliations, provides useful information about our period-over-period results. Adjusted EBITDA is presented because management believes it provides additional information with respect to the performance of our fundamental business activities and is also frequently used by securities analysts, investors and other interested parties in the evaluation of comparable companies. We also rely on Adjusted EBITDA as a primary measure to review and assess the operating performance of our Company and our management, and it will be a focus as we invest in and grow the business.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results as reported under GAAP. Some of these limitations are:

· Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

· Adjusted EBITDA does not reflect changes in, or cash requirements for our working capital needs;

· Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

· Adjusted EBITDA does not include the impact of certain charges or gains resulting from matters we consider not to be indicative of our ongoing operations.

Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only as a supplement to our U.S. GAAP results.

Reconciliation of Net Loss to Adjusted EBITDA

	For years ended December 31,	
	2020	**2019**
Net Loss	$ (11,032,994.)	$ (2,143,506)
Add Back:		
Interest expense/(income), net	182,794	98,542
Warrant issuance	1,413,273	-
Stock-based compensation	2,866,989	-
Non-cash expenses for in-kind services	296,572	-
Impairment loss	962,000	-
Depreciation and amortization	406,241	303,054
Taxes	-	8,184
Adjusted EBITDA (non-GAAP) gain/(loss)	$ (4,905,125)	$ (1,733,726)

Adjusted EBITDA (non-GAAP) loss for the twelve months ended December 31, 2020, increased 183%, to $(4,905,125) from $(1,733,726) for the twelve months ended December 31, 2019. The overall increase in adjusted EBITDA loss was driven mostly by the non-cash and non-routine activities related to corporate development activities from 2020.

Liquidity and Capital Resources

As of December 31, 2020, and December 31, 2019, we had approximately $1,469,952 and $331,761 cash in our banking accounts, respectively, with total current assets of $2,084,305 and $558,532, respectively. We have also experienced an increase in our current liabilities. As of December 31, 2020, our current liabilities totaled $2,451,357 as compared to $659,118 at December 31, 2019. Included in our current liabilities as of December 31, 2020, is $499,000 of accrued bonus related to the stock compensation bonus, in addition to $469,000 of deferred revenue. As a result of the foregoing, as of December 31, 2020, the Company had a negative working capital balance of $367,052, and an accumulated deficit of $18,500,456.

Effective September 3, 2019, the Company entered into a software license agreement with a customer pursuant to which the Company received total fees of $150,000 in 2020, and will receive minimum total fees of $200,000 in 2021 and $250,000 in 2022, rising by 15% in each subsequent year beginning in 2023 with a minimum cap (not a minimum fee) of $1,000,000, As such, we expect this to be a steady source of revenue for the Company going forward.

On March 12, 2021, the Company launched an Regulation D offering limited to accredited investors. The offering was marketed only to the Company's existing investor email list with an initial minimum investment of $25,000 and a share price of $15.31 per share of Class A Common Stock. The initial phase of the round closed on April 5, 2021 with $4,209,453 of reserved investment. After the initial phase, the Company then offered up to $700,000 of additional shares, again only to accredited investors, with a $5,000 minimum investment and a share price of $19.19 per share. To date, the Company has accepted $82,133 of investment at $19.19 per share.

Going Concern

The Company's ability to continue as a going concern in the next 12 months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Although the Company has been successful in raising capital, no assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Issuances of Equity, Convertible Notes, Warrants and SAFEs

Stock offering. On July 17, 2020, we closed our Series A Preferred Stock offering, which utilized Regulation A under the Securities Act of 1933 and was qualified by the Securities and Exchange Commission ("SEC") on May 5, 2020 (the " Reg A Series A Offering"). The Company sold 718,804 shares of Series A Preferred Stock in the Reg A Series A Offering, for total gross proceeds of $5,599,483.16. While the Reg A Series A Offering was ongoing, the Company also made sales of its Series A Preferred Stock through private placements, including through issuance (and subsequent conversion) of convertible notes. We refer to these private placements, together with the Reg A Series A Offering, as the "Series A Offering". Outside of the Reg A Series A Offering, an additional 545,648 shares of Series A Preferred Stock were issued, with 189,576 of that total being issued through a conversion of convertible instruments. In the Series A Offering, the Company sold a total of 1,264,452 shares of Series A Preferred Stock at an offering price of $7.79 per share. As of December 31, 2020, the Company received "on-platform" gross proceeds of $5.6 million and cash of $5.1 million, net of offering costs of $490,000 from the Reg A Series A Offering, and $2.8 million from its private placements (for which offering costs were approximately $510,000) resulting in net cash proceeds of $7.4 million from the Company's Series A Offering.

As part of the Series A Offering, two buyers were given options to purchase shares of Class A Common Stock (via a private placement) for $0.01 per share while also paying a price of $7.79 per share for Series A Preferred Stock (via the Regulation A offering) for a total purchase price of $475,000. As a result, the proceeds were allocated between the Series A Preferred Stock and Common Stock on a relative fair value basis resulting in the recognition of $366,000 as Series A Preferred Stock and $109,000 to Class A Common Stock. Gross and net proceeds disclosed above have been adjusted for this allocation.

In addition to the gross cash proceeds above, as part of the Series A Offering, the Company also reserved shares of its Class A Common Stock for stock options and restricted stock awards granted to employees in 2020 with a grant date fair value of $631,000, we exchanged $400,000 of Class A Common Stock shares for a portion of the outstanding Emergent SAFE and we sold warrants for Class A Shares of Common Stock for in exchange for the extinguishment of a SAFE for $125,000, $300,000 in cash and $300,000 in prepaid sponsorship value for an accelerator program which is further discussed below.

On September 8, 2020, the majority of the Series A Preferred Stockholders voted to convert all Series A Preferred Stock to shares of Class A Common Stock, and as a result, all outstanding shares of Series A Preferred Stock were converted into shares of Class A Common Stock on that same date.

Regulation D Common Stock offering. See more information on Regulation D fundraising in "Liquidity and Capital Resources" disclosure above.

Convertible Notes. On December 16, 2016, we entered a convertible promissory note with an investor in which we received $100,000 through the issuance of the convertible promissory note and a warrant to purchase $50,000 of Class A Shares of Common Stock. The principal, together with all accrued and unpaid interest, was initially due on December 16, 2018 and was not pre- payable unless there is a change in control. An extension was granted by the investor to extend the maturity date to June 30, 2020. The convertible notes included several conversion terms, including one around qualified financing where if our next financing occurred on or before the maturity date, and we raised $2 million or more in case, the note would be converted into preferred stock. The qualified financing term was triggered for this convertible note payable when $2 million was raised prior June 30, 2020 as discussed above. Therefore, this convertible note, along with all accrued interest, totaling $118,000 was converted to 68,203 shares of Series A Preferred Stock, considering the valuation cap, and is no longer reflected as outstanding as of December 31, 2020.

On December 3, 2019, we entered a convertible promissory note with a customer in which they received $700,000. All unpaid principal and accrued interest were due on December 31, 2020 (i.e. the maturity date). However, in the event that the note was not converted into equity securities of the Company, the maturity date would be extended to December 31, 2025. The convertible note included several conversion terms, including one around qualified financing where if we issued and sold shares of our preferred stock for aggregate gross proceeds of at least $3 million (including this Note but excluding all proceeds from the incurrence of all other prior indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital, the note would be converted into preferred stock. The qualified financing term was triggered for this convertible note payable as $3 million was raised prior June 30, 2020 as discussed above. Therefore, the convertible note was converted to 89,859 shares of Series A Preferred Stock and is no longer reflected as outstanding as of December 31, 2020.

Advisor Convertible Notes. As part of the Series A Offering, we agreed to issue to one of our advisors $10,000 per month in convertible promissory notes, convertible to Series A Preferred Stock. The following relevant terms are stated in the agreement:

Equity Compensation.

During 2020, we issued $45,000 in convertible debt to an advisor of the Company as compensation for services provided in connection with the previous Series A Offering of the Company. As of December 31, 2020, we had converted the $45,000 in convertible debt to Series Preferred Stock at a value of $7.79 per share, and ultimately into Common Stock on December 8, 2020. The services provided by this advisor concluded in 2020 in connection with the conclusion of the Series A Offering.

Non-Convertible Promissory Notes Payable. On April 22, 2020, the Company issued a promissory note in the principal amount of $350,000 to Second Century Ventures ("SCV") in which the Company received net proceeds of $345,000 after issuance costs. The unpaid principal, together with any then unpaid and accrued interest and any other amounts payable was due and payable on April 22, 2021 or in an event of default or a change in control as defined in the agreement. The note accrued interest at a rate of 8% per annum, compounded monthly. The note was repaid prior to April 22, 2021 and is no longer outstanding as of the date of this Offering Memorandum.

With the issuance of the note on April 22, 2020, the Company entered into a warrant agreement with SCV pursuant to which SCV was granted the right to 15,000 shares of Class A Common Stock of the Company at a strike price of $0.01 per share through April 22, 2021. The warrant agreement was exercised on April 22, 2021 and payment received on April 22, 2021 based upon which 15,000 shares of Class A Common Stock of the Company were issued to SCV on May 11th, 2021.

Warrants. In January 2020, the Company has issued to an investor a warrant to purchase 186,442 shares of the Company's Class A Shares of Common Stock at an exercise of $8.00 per share in exchange for the cancellation of a $100,000 SAFE issued on August 18, 2017 by the Company's affiliate Trusted Mail Inc. with an agreed value of $125,000. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024.

In January 2020, the Company issued to an investor a warrant to purchase 932,111 shares of the Company's Class A Shares of Common Stock at a strike price of $8.00 per share in exchange for $300,000 in cash and "Premium" sponsorship status with a credited value of $100,000 per year for 3 years totaling $300,000. This "premium" sponsorship status provides the Company with certain benefits in marketing and networking, such as the Company being listed on the investor's website, as well providing the Company certain other promotional opportunities organized by the investor. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024.

Emergent SAFE and Tripartite Agreement

The Company and Emergent entered into a SAFE in which Emergent obtained the right to shares of the Company's Preferred Stock issued in a "qualified equity financing" in which the Company issued Preferred Stock and raised $5 million or more in proceeds (the "Emergent SAFE"). The SAFE had a purchase amount of $2.1 million and valuation cap of $20 million.

On February 4, 2020, the Company entered into the Tripartite Agreement with Emergent and 10Clouds, pursuant to which, among other transactions, the Emergent SAFE was extinguished in full.

Pursuant to the Tripartite Agreement, the Company issued an additional SAFE to 10Clouds for $200,000 subject to an absolute right for the Company at its option to redeem that $200,000 for cash or settle it through the conversion to Series A Preferred Stock. The Company converted the $200,000 SAFE note into 25,674 shares of Series A Preferred Stock which was subsequently converted to Class A Shares of Common Stock on September 8, 2020 along with all shares of Series A Preferred Stock.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Date Appointed to Current Position	Approximate hours per week for part-time employees
Executive Officers				
Gareth Genner	Chief Executive Officer	62	January 01, 2016	N/A (Full-Time)
Andrew Gowasack	President	30	January 02, 2016	N/A (Full-Time)
Alex Valdes	Chief Financial Officer, EVP, & Board Secretary	32	September 01, 2016	N/A (Full-Time)
Andrew Scott Francis	Chief Technology Officer	47	August 28, 2016	N/A (Full-Time)
Directors				
Gareth Genner		62	January 01, 2016	N/A (Full-Time)
Andrew Gowasack		30	January 01, 2016	N/A (Full-Time)
Mark Birschbach*		44	August 20, 2017	N/A (Full-Time)
David Story		62	December 01, 2020	N/A (Full-Time)
Joshua Allen [1]	EVP	43	January 08, 2021	N/A (Full-Time)
William McClintock*		78	January 08, 2021	N/A (Full-Time)
Significant Employees				
John Wesley Bridge	EVP	54	March 26, 2019	N/A (Full-Time)
Kinny Chan	Chief Commercial Officer	42	March 01, 2020	N/A (Full-Time)
Nisha N Naik	EVP	24	May 12, 2019	N/A (Full-Time)
Norman Hoon Thian Poh	Chief Science Officer	44	September 01, 2019	N/A (Full-Time)

(1) Pursuant to an oral agreement entered into with FSH Capital as a pre-condition to their investment (and subsequently confirmed by resolution of the Board of Directors of the Company), FSH Capital has the right to nominate one (1) director of the Company. Joshua Allen has been nominated by FSH Capital.

Gareth Genner, Chief Executive Officer, Director

With over 20 years' experience in founding, operational and advisory capacities, Gareth provides Trust Stamp with technical, managerial, and visionary skills, as well as legal expertise. Gareth has successfully conceptualized, implemented, scaled, and exited multiple businesses including a cloud storage enterprise which was sold, and an online educational platform which was acquired by a non-profit educational entity. Immediately prior to Trust Stamp, Gareth served as full-time CEO of Edevate LLC, and President of Pontifex University as well as part-time Chancellor of Holy Spirit College. Gareth now serves as unpaid President of Pontifex University and Holy Spirit College which are merged and managed by a professional team. A British lawyer by training, Gareth holds a U.S. LLM in International Taxation & Financial Service Regulation.

Andrew Gowasack, President, Director

An economist by education, Andrew began his career in financial services sales and marketing. Although Trust Stamp is Andrew's first start-up, he has immersed himself in the lean-start-up environment by completing multiple incubator programs, each of which programs provided a unique perspective and honed a distinct set of startup skills. Andrew is actively committed to ongoing learning, studying at world-class institutions. He completed Harvard Business School's HBX CORe program and, through MIT Sloan School of Management, he has completed courses in design thinking and business innovation and application of blockchain technologies. Prior to joining Trust Stamp, Andrew worked at Ashford Advisers, a financial services company, where he worked as a Marketing Coordinator. As President, Andrew oversees business development and operations and acts as Chief Product Evangelist.

Alex Valdes, Chief Financial Officer, Board Secretary

Before graduating college, Alex founded and operated four separate companies to pay his way through college. Before graduating, Alex spent 15 months studying abroad in Mexico where he launched an innovative microfinance lending system in partnership with the Yucatan State Department of Economic Development. From 2007 to 2012, Alex successfully exited each of the businesses (all of which are in operation today) and completed his degree in accounting at The University of Georgia. Alex qualified as both a CMA and CPA and worked in public accounting from 2014 to 2016 as a strategy consultant. In January of 2016, Alex became an Advisor for Trust Stamp. After 9 months as an Advisor, Alex joined the company full-time and now serves as the Chief Financial Officer, EVP, & Board Secretary.

Andrew Scott Francis, Chief Technology Officer

Prior to joining Trust Stamp as CTO, Scott served for 9 years in the Program Management Office with Google. This role was very entrepreneurial in nature as he was tasked with helping oversee the creation and development of a global PMO team spread across multiple data centers across the US and Europe, essentially acting as a startup intrapreneur. Prior to Google, Scott served for 10 years in a number of startup companies in Atlanta, Austin and Silicon Valley in software programming, management, and configuration management roles. As CTO, Scott oversees the Company's software development team and programs, has responsibility for the Company's hardware and software assets and plays a key role in working with the Company's clients on all technical aspects of the relationship.

Mark Birschbach, Director

Mark is the Senior Vice President of Strategic Business, Innovation & Technology at the National Association of REALTORS. Mark and his team drive innovation in real estate and benefits to NAR members through strategic relationships with a broad range of business and technology players around the globe. Those strategic relationships drive significant non-dues revenue, return on investment, and cost savings to NAR members. Mark drives the success NAR's tech investment portfolio through Second Century Ventures, the most active investor in real estate technology; the award-winning REACH technology accelerator, with operations in the US, Australia, Canada and the UK; Mark leads NAR's strategy and innovation efforts through the creation of NAR's Emerging Technology group, the Innovation, Opportunity, and Investment (iOi) Summit, NAR's Strategic Think Tank, Big Tech Initiatives, and other strategic projects. Mark also leads NAR's Realtor Benefits® Program, NAR's top level domain businesses with .realtor and .realestate, NAR's Products business, MVP program; manages NAR's relationship with Move Inc., operator of Realtor.com.

David Story, Chairman of the Board

David is a Fellow of the Royal Institute of Chartered Surveyors with a focus on commercial real estate investment and portfolio management. David is Managing Director of Trust Stamp' UK subsidiary and Chairman of the Board. For more than three decades, David has worked alongside Gareth in multiple ventures in parallel to building and managing his own commercial property investment portfolio and serving as a consultant to several property investment enterprises. David has served in management, operational and advisory capacities in multiple European ventures and brings strong analytical and consensus building skills to the Trust Stamp team.

Joshua Allen, EVP, Director

Josh joins Trust Stamp as EVP of Mergers and Acquisitions in addition to serving as a director, having spent over 20 years in private equity, venture capital, and non-profit management. He serves on the board of directors of several charitable and educational organizations. Josh has applied entrepreneurial models of operation to several US domestic and international non-profit organizations, transforming them into effective leaders in their respective spaces. Josh's M&A transactional expertise is centered around financial services and technology.

William McClintock, Director

Bill McClintock serves as chairman of the board of directors for Biometric Innovations which is Trust Stamp's UK operating subsidiary. Bill is a well-respected figure within the United Kingdom property market, having been involved in real estate for over fifty years. During that time, he had also been Managing Director of Royal Life Estates South with a chain of two hundred and fifty offices. He successfully exited Cornerstone Estate Agencies (three hundred and forty-seven offices), when it was purchased from Abbey National plc., and subsequently joined Hamptons as International Development Director with specific responsibility for business generated in the markets of Hong Kong, Singapore, and Malaysia. In 2003 he became the Chief Operating Officer of The Ombudsman for Estate Agents for the UK and in 2007 became Chairman, a post he held until the end of 2015.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of August 24, 2021, the name of each person who is a beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power;

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (and Voting Power)
Common Stock (Class A)	Gareth Genner, Chief Executive Officer, 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305 [1]	4,002,855	0	20.6%

(1) Represents shares held by T Stamp LLC, a company owned by FSH Capital LLC (35.2%), Andrew Gowasack (30.4%), GC Capital, LLC, a company owned and controlled by Mr. Genner's family (25.4%), Alex Valdes (4.4%), Katherine Lambert (2.3%), and Michael Lindenau (2.3%). Gareth Genner is the manager of T Stamp LLC, and has voting and dispositive control over the shares held by this entity.

RECENT OFFERINGS OF SECURITIES

We have made the following exempt offerings of securities within the last three years.

Date of Commencement of Offering (MM/YYYY)	Offering Exemption Relied Upon	Securities Offered	Final Amount Sold	Final Proceeds	Use of Proceeds
05/05/2020	Regulation A – Tier 2	Series A Preferred Stock	718,804	$5,599,483.16	Working capital inclusive of payments to service providers and payments to officers, directors, consultants, some of whom are affiliates of the Company
05/05/2020	Section 4(a)(2) of the Securities Act	Series A Preferred Stock	545,648 (1)	$2,800,000	Working capital inclusive of payments to service providers and payments to officers, directors, consultants, some of whom are affiliates of the Company
03/18/2021	Rule 506(c) of Regulation D under the Securities Act	Class A Common Stock	Ongoing	$1,795,756(1)	Working capital inclusive of payments to service providers and payments to officers, directors, consultants, some of whom are affiliates of the Company

(1) On March 12, 2021, the Company launched an Regulation D offering limited to accredited investors. The offering was marketed only to the Company's existing investor email list with an initial minimum investment of $25,000 and a share price of $15.31 per share of Class A Common Stock. The initial phase of the round closed on April 5, 2021 with $4,209,453 of reserved investment. After the initial phase, the Company then offered up to $700,000 of

additional shares, again only to accredited investors, with a $5,000 minimum investment and a share price of $19.19 per share. To date, the Company has accepted $82,133 of investment at $19.19 per share.

RELATED PARTY TRANSACTIONS

None.

SECURITIES BEING OFFERED

General

The Company is offering Units consisting of 1 share of the Company's Class A Common Stock and 1 Warrant to purchase 1 share of Class A Common Stock of the Company in a future registered or exempt offing of the Company's securities. The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"), or 250,000 Units. The Company must reach its Target Amount of $100,000 by February 24, 2022, or else no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The Company is offering Units at a price of $4.00 per Unit, which is a combination of the price that the Company determined based on the trading price on the OTCQX Tier of OTC Markets of the Company's Class A Common Stock ($3.89) and our valuation of our Warrants ($0.11 per Warrant). Our Units will not be certificated and the shares of our Class A Common Stock and the Warrants that are components of such Units will be immediately separable and will be issued separately in this Offering.

The price of our Units has been arbitrarily established by us after giving consideration to numerous factors, including market conditions and the perceived valuations. The price of our Units may not be in any way indicative of the Company's actual value or the value of the Class A Common Stock and/or the Warrants following the completion of this Offering.

Warrants

The following is a brief summary of certain terms and conditions of the Warrants included in the Units. The Warrants are subject in all respects to the provisions contained in the Warrants and the warrant agreement (the "Warrant Agreement") between us and our warrant agent, Colonial Stock Transfer, Inc. (the "Warrant Agent"), each filed as an exhibit to this Offering Memorandum.

Form

The Warrants will be issued as individual warrants to purchasers of the Units.

Amount

Each purchaser of a Unit will receive a Warrant exercisable into one share of Class A Common Stock at a price of $4.00 per share, subject to customary adjustments.

Exercisability

Each Warrant is exercisable to purchase one share of Class A Common Stock at an exercise price of $4.00 at any time commencing the date of qualification by the SEC (the "Qualification Date") of an offering statement of the Company relating to the Company's Class A Common Stock under Regulation A of the Securities Act that occurs after the Warrant is issued (the "Qualified Offering") and ending on the date that is twelve (12) months after the Qualification Date. The Warrants may be exercised upon delivery of an exercise notice at the offices of the Company or by using a website that the Company will establish to permit online exercise. A Warrant holder may only exercise its warrants for a whole number of shares of Class A Common Stock. No fractional shares will be issued upon exercise of Warrants.

The Warrants will be exercisable only for the shares of Class A Common Stock that have been qualified for offer and sale pursuant to the Qualified Offering.

Transferability

Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent. Exercise of the Warrants will be conditional upon the Company maintaining the qualification of an offering statement of the Qualified Offering covering such exercise.

Rights as a Stockholder

Except as otherwise provided in the Warrants or by virtue of such holder's ownership of shares of our Class A Common Stock, the holder of a Warrant does not have the rights or privileges of a holder of our Class A Common Stock, including any voting rights, until the holder exercises the Warrant.

Amendments

Except as set forth in the Warrant Agreement, the terms of a Warrant may be amended or waived with the written consent of the Company and the Warrantholder. The Company and the Warrant Agent may amend or supplement the Warrant Agreement without the consent of any holder for the purpose of (i) curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Warrant Agreement or the Warrants, (ii) evidencing the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company contained in the Warrant agreement and the Warrants, (iii) evidencing and providing for the acceptance of appointment by a successor Warrant Agent with respect to the Warrants, (iv) adding to the covenants of the Company for the benefit of the Warrant holders or surrendering any right or power conferred upon the Company under the Warrant Agreement, or (viii) amending the Warrant Agreement and the Warrants in any manner that the Company may deem to be necessary or desirable and that will not adversely affect the interests of the Warrant holders in any material respect.

Warrant Agent and Transfer Agent

We have engaged Colonial Stock Transfer, Inc. to act as the warrant agent for the Warrants pursuant to a Warrant Agency Agreement. We have also engaged Colonial Stock Transfer, Inc, to act as our Transfer Agent for the Company's securities.

Description of Capital Stock

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of Trust Stamp's amended certificate of incorporation, as amended (our "A&R Certificate of Incorporation") and its amended and restated bylaws (our "Bylaws"), copies of which have been filed as exhibits to the Offering Statement of which this Offering Memorandum is a part. For a complete description of Trust Stamp's capital stock, you should refer to the A&R Certificate of Incorporation and Bylaws, and to the applicable provisions of Delaware law.

The authorized capital stock of the Company consists of Class A and Class B Common Stock, par value $0.01 per share, and Preferred Stock, par value $0.01 per share. The total number of authorized shares of Common Stock of Trust Stamp is 37,500,000 and the total number of authorized shares of Preferred Stock is 2,000,000, all of which is designated as Series A Preferred Stock.

As of August 24, 2021, the outstanding shares of the Company included:

	Authorized	Issued
Series A Preferred Stock	2,000,000	0
Class A Common Stock	37,500,000	19,383,275

Common Stock

The Company has two classes of Common Stock – Class A Common Stock and Class B Common Stock. As of the date of this Offering Memorandum, there is no issued Class B Common Stock. The rights and preferences of each of the Class A and Class B classes of Common Stock are summarized below.

Class A Common Stock

Voting Rights

Holders of shares of Class A Common Stock are entitled to one vote for each on all matters submitted to a vote of the shareholders, including the election of directors.

The holders of our Common Stock (Class A and Class B Common Stock) are entitled to elect four (4) directors of the corporation to our Board of Directors, so long as 25% of the Company's initially issued shares of Preferred Stock remains outstanding (which refers to the 718,804 shares of Series A Preferred Stock issued in the Company's Series A Preferred Stock offering under Tier 2 of Regulation A (the "Series A Offering"). As of the date of this Offering Memorandum, no shares of the Company's Preferred Stock are outstanding.

Dividend Rights

Holders of each class of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds as detailed in our A&R Certificate of Incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of Class A Common Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company.

Holders of the Series A Preferred Stock are entitled to a liquidation preference that is senior to holders of each class of the Common Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Common Stock.

Exchange Rights

A holder of shares of Class A Common Stock shares that is a bank, savings association, or a holding company (or an affiliate thereof) may at any time choose to exchange all or any portion of shares of Class A Common Stock it holds for shares of Class B Common Stock. In the event of such an election, each Class A share for which the holder makes such election shall be exchanged for a Class B share on a one-for-one basis without the payment of any additional consideration. In the event of such an election, the Company will take all necessary corporate actions to effect such exchange, the holder will surrender its certificate or certificates representing the Class A shares for which it made such election, and such Class A shares shall be cancelled.

Transfer Rights

There are no restrictions on transfer for shares of Class A Common Stock of the Company.

Investor's Rights Agreement

In connection with the Company's previous Series A Offering in which it issues shares of Series A Preferred Stock, the Company entered into an investors' rights agreement with each investor in the offering (the "Series A IRA"). On September 8, 2020, all shares of Series A Preferred Stock of the Company converted into shares of Class A Common Stock. However, under the terms of the Series A IRA, the agreement does not terminate upon conversion of the Series A Preferred Stock into another class of the Company's securities. As such, the provisions of the Series A IRA are still applicable to the holders of Class A Common Stock that purchased shares of Series A Preferred Stock of the Company in the Company's Series A Offering, which represents 3,594,020 shares of the Company's Class A Common Stock. Purchasers of the Company's Class A Common Stock in this Offering will not become parties to the Series A IRA. The material provisions of the Series A IRA are summarized below.

Drag Along Right

The investors' rights agreement contains a "drag-along provision" related to the certain events, such as the sale, merger, or dissolution of the Company (a "Liquidating Event"). Parties to the investors' rights agreement agree that, if the board of directors, the majority of the holders of the Company's Common Stock, and the majority of the holders of the Company's Series A Preferred Stock vote in favor of such a Liquidating Event, then such holders of Series A Preferred Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to Liquidating Event, and deliver any documentation or take other actions reasonably requested by the Company or the other holders in connection with the Liquidating Event.

Information Rights

The Company also agrees in the investors' rights agreement to grant certain information rights parties to the agreement that invested $50,000 or more into the Company ("Major Purchasers"). The information rights provided to Major Purchasers include: (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it will provide those in lieu of the unaudited versions.

Additional Rights and Participation Rights

The investors' rights agreement grants the parties to the agreement and their transferees' certain rights in connection with future equity financings of the Company. If in any equity offering conducted after the date that an investor executes the investors' rights agreement (a "Next Financing") the Company issues securities that (a) have rights, preferences or privileges that are more favorable than the terms of the Series A Preferred Stock or (b) provide all such future investors in the Next Financing contractual terms such as registration rights, the Company agrees to provide substantially equivalent rights to the investor (with appropriate adjustment for economic terms or other contractual rights), including the amount of the Series A preferred stock liquidating distributions, through the investor's proxy, if applicable, subject to the investor's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (the "Next Financing Documents"), provided that certain rights may be reserved for investors with a minimum amount of investment in the Next Financing. Upon the execution and delivery of the Next Financing Documents, the investors' rights agreement (excluding any then-existing and outstanding obligations) will be automatically amended and restated by and into the Next Financing Documents and will be terminated and of no further force or effect. As a result, the rights of investors who participate in any Next Financing will instead be governed by the Next Financing Documents.

In the investors' rights agreement, the Company also grants parties to the agreement participation rights. Parties to the investors' rights agreement have the right of first refusal to purchase the investor's Pro Rata Share of any New Securities (each as defined below) that the Company may issue in a Next Financing. The investor that is party to the investors' rights agreement will have no right to purchase any New Securities if the investor cannot demonstrate to the Company's reasonable satisfaction that the investor is at the time of the proposed issuance of New Securities eligible to purchase such New Securities under applicable securities laws. Such investor's "Pro Rata Share" means the ratio of (i) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Series A Preferred Stock owned by the investor, to (ii) that number of shares of the Company's capital stock equal to the sum of (A) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and promissory notes, and (B) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

"New Securities" means any shares of the Company's capital stock to be issued in a Next Financing, including Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock "New Securities" does not include: (i) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (ii) Common Stock or Series A Preferred Stock issued upon conversion of any outstanding convertible notes; a(iii) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the date the Offering Statement is qualified by the Commission and any securities issuable upon the conversion thereof; (iv) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (v) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the date the Offering Statement is qualified by the Commission to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the board of directors; (vi) shares of the Company's Series A Preferred Stock issued in this offering; (vii) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the board of directors; (vii) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act; and (ix) any other shares of the Company's capital stock, the issuance of which is specifically excluded by approval of the board of directors.

The Company will send investors, or investors' proxies, if applicable, a notice describing the type of New Securities and the price and the general terms upon which it proposes to issue the New Securities. An investor will have fourteen (14) days from the date of notice, to agree to purchase a quantity of New Securities, up to their Pro Rata Share. If an investor fails to exercise in full the right of first refusal within the 14-day period, then the Company will have one hundred twenty (120) days after that to sell the New Securities with respect to which the investor's right of first refusal was not exercised. If the Company has not issued and sold the minimum amount of New Securities to be sold in the Next Financing within the 120-day period, then the Company will not issue or sell any New Securities without again first offering those New Securities to investors in accordance with the terms of the investors' rights agreement.

Class B Common Stock

The rights and preferences of the shares of Class B Common Stock are identical to those of the Class A Common Stock of the Company, except for as described below.

Voting Rights

Holders of shares of Class B Common Stock have no voting rights with respect to such shares; provided that the holders of Class B Common Stock shall be entitled to vote (one vote for each Class B share held) to the same extent that the holders of Class A shares would be entitled to vote on matters as to which non-voting equity interests are permitted to vote pursuant to 12 C.F.R. § 225.2(q)(2) (or a successor provision thereto).

Transfer Rights

In the event a holder of Class B shares transfers all or any portion of its Class B shares to a "Permitted Transferee" (as defined below), such Permitted Transferee will be entitled to elect to exchange all or any portion of such Class B shares for Class A shares on a one-for-one basis without the payment of any additional consideration. No fractional shares may be so exchanged. In the event of such an election, the Company will take all necessary corporate actions to effect such exchange, the holder will surrender its certificate or certificates representing the Class B shares for which it made such election, and such Class B shares shall be cancelled. A "Permitted Transferee" is a person or entity who acquires Class B Shares from a bank, savings association, or a holding company (or an affiliate thereof) in any of the following transfers:

(i) A widespread public distribution;
(ii) A private placement in which no one party acquires the right to purchase 2% or more of any class of voting securities of the Company
(iii) An assignment to a single party (e.g. a broker or investment banker) for the purpose of conducting widespread public distribution on behalf of a bank, savings association, or a holding company (or an affiliate thereof) and its transferees (other than transferees that are Permitted Transferees); or
(iv) To a party who would control more than 50% of the voting securities of the Company without giving effect to the Class B Shares transferred by a bank, savings association, or a holding company (or an affiliate thereof) and its transferees (other than transferees that are Permitted Transferees).

Series A Preferred Stock

Voting Rights

Each holder of the Company's Series A Preferred Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors. Each holder of Series A Preferred Stock will be entitled to one vote for each share of Common Stock into which such share of Preferred Stock could be converted. Fractional votes will not be permitted and if the conversion results in a fractional share, it will be disregarded.

Additionally, the holders of the Series A Preferred Stock are entitled to certain protective provisions that require the Company to obtain the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock prior to effecting certain corporate actions, comprised of the following:

(a) alter the rights, powers, or privileges of the Preferred Stock in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Certificate of Incorporation of the Company, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Company;

(g) liquidate, dissolve, or wind-up the business and affairs of the Company

The Series A Preferred Stockholders do not have the right to vote for any directors of the Company as a standalone class, which is a right held by the Common Stockholders. The holders of the Series A Preferred Stock are entitled to vote together with the holders of the Common Stock for the election of one (1) independent director, and may vote together with the holders of the Common Stock on any additional directors to be elected to our Board of Directors after the initial five (5) directors are elected.

Dividend Rights

Holders of Series A Preferred Stock will be entitled to receive dividends as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of the Common Stock. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Conversion Rights

Shares of Series A Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the Company's Common Stock at the then-applicable conversion rate. Initially, the conversion rate will be one share of Common Stock per share of Series A Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock.

Additionally, each share of Series A Preferred Stock will automatically convert into Common Stock:

i) immediately upon the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act

ii) upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class and on an as-converted basis.

In either of these events, the shares will convert in the same manner as a voluntary conversion.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or certain other events (each a "Deemed Liquidation Event") such as the sale or merger of the Company, all holders of Series A Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Common Stock. Holders of Series A Preferred Stock will receive a liquidation preference equal to the greater of (a) an amount for each share equal to the Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like (the "liquidation preference") plus any declared but unpaid dividends with respect to such shares or (b) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. Initially, the liquidation preferences for the shares of Series A Preferred Stock will be $7.79 per share (the "Original Issue Price").

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the assets (or the consideration received in a transaction) that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

After the payment of the full liquidation preference of the Series A Preferred Stock, the remaining assets of the Company legally available for distribution (or the consideration received in a transaction), if any, will be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

Warrants

The Company has various warrants outstanding that are convertible into shares of its Class A Common Stock. *See* "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information on the outstanding warrants of the Company.

What it Means to be a Minority Holder

As an investor in Class A Common Stock of the Company, you will have voting rights – however, you will likely not have any meaningful ability to influence the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company's transfer agent is Colonial Stock Transfer Co., Inc.

DILUTION

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000

- In June 2021, the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

The Company is not establishing a specific valuation for this offering. Instead, as described under "Securities Being Offered and Rights of the Securities of the Company," the Company will be selling Class A Common Stock which include either a discount to the per share price in a future offering of securities of the Company, or a valuation cap, which benefits investors in this offering if the future valuation of the Company at the time of conversion of the Class A Common Stock exceeds the valuation cap.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the Company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Annual reports

The Company will make annual reports available on its website, www.truststamp.ai.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.truststamp.ai

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section l5(d) of the Exchange Act;

(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

INVESTING PROCESS

Trust Stamp is offering its shares Class A Common Stock through Direct CF, an investment platform operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA. In order to purchase the Class A Common Stock, investors should go to www.truststamp.directcf.com, click the "Invest Now" button, and complete the required steps in order to invest.

Dalmore Group LLC will receive shares of the Company's Class A Common Stock equal to 1% of the aggregate amount raised divided by the price of the Class A Common Stock, and will receive a due diligence fee for $10,000. Dalmore Group will also receive a 1% commission on all proceeds raised in this offering.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Updates on the status of this Offering may be found at www.truststamp.directcf.com.

FINANCIAL STATEMENTS

See the Company's audited financial statements for the years ended December 31, 2020 and 2019 included as an exhibit to this Offering Memorndum.